SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

K-Sea Transportation Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48268Y101

(CUSIP Number)

Timothy J. Casey

One Tower Center Boulevard, 17th Floor

 East Brunswick, New Jersey 08816

Telephone: (732) 565-3818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person EW Transportation LLC (See Note 1)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,790,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,790,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,790,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 19.8%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS

Note 1: EW Transportation LLC (“EW LLC”) is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by Park Avenue Transportation Inc. (“PAT”), which is the managing member of EW LLC.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Park Avenue Transportation Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,790,247

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,790,247

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,790,247 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 19.8%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Note 1: EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by PAT, which is the managing member of EW LLC.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

CUSIP No. 48268Y101

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Brian P. Friedman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,836,355 (See Note 1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,836,355 (See Note 1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,836,355 (See Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 20.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Note 1: EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by PAT, which is the managing member of EW LLC.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends the statement originally filed on February 26, 2007 (as amended by Amendment No. 1 thereto filed on March 18, 2009 and Amendment No. 2 thereto filed on May 19, 2009, the “Schedule 13D”) by EW Transportation LLC, a Delaware limited liability company (“EW LLC”), Park Avenue Transportation Inc., a Delaware corporation (“PAT”), and Brian P. Friedman (“Friedman”).  This Amendment No. 3 is being filed in connection with the distribution of certain direct and indirect holdings of common units representing limited partner interests (“Common Units”) in K-Sea Transportation Partners L.P., a Delaware limited liability company (the “Issuer”), held by K-Sea General Partner L.P., which is the general partner of the Issuer (the “General Partner”).  The general partner of the General Partner is K-Sea General Partner GP LLC, a Delaware limited liability company (“KSP GP”). On December 15, 2010, the General Partner distributed all of its 99,683 Common Units to its investors, including certain directors and executive officers of KSP GP.  KSP GP also distributed the Common Units it received as a result of the General Partner’s distribution to its investors, including certain directors and executive officers of KSP GP.  As of December 15, 2010, neither K-Sea GP nor the General Partner has any ownership interest in the Common Units of the Issuer.

Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D.

Item 2.                    Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)           This Schedule 13D is filed by (i) EW LLC, (ii) PAT and (iii) Brian P. Friedman (together, the “Reporting Persons”).

EW LLC is owned by individual investors, including certain of K-Sea GP’s directors and executive officers, and by PAT, which is the managing member of EW LLC.  Individual investors, including certain of K-Sea GP’s directors and executive officers, and KSP GP Investors LLC (“KSP Investors”) own a 99.99% limited partner interest in the General Partner.  K-Sea GP owns a 0.01% general partner interest in the General Partner. Mr. Friedman also owns 51% of PAT, which is the managing member of KSP Investors.  Mr. Friedman and PAT may be deemed to beneficially own the Common Units owned by EW LLC and its subsidiaries.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Mr. Friedman and PAT disclaim beneficial ownership of these securities.

(b)           The business address of EW LLC is One Tower Center Boulevard, 17th Floor, East Brunswick, New Jersey 08816.  The business address of PAT and Friedman is 520 Madison Avenue, New York, New York 10022.

(c)           The principal business of EW LLC is to hold Common Units in the Issuer. PAT’s principal business is to serve as the managing member of both EW LLC and KSP Investors.  Mr. Friedman owns 51% of PAT, and has served as a director of the general partner of the Issuer since July 2003.  Mr. Friedman has been a managing member of Jefferies Capital Partners, a private investment firm, and affiliated entities since 1997. Mr. Friedman also serves as Chairman of the Executive Committee of Jefferies & Company, Inc. Mr. Friedman serves as a director of Jefferies Group, Inc., an investment banking firm, and various private companies in which Jefferies Capital Partners or its affiliates have an interest.  Mr. Friedman also serves on the board of publicly traded portfolio investment Carrols Restaurant Group, Inc.

(d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Friedman is a U.S. citizen.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of EW LLC or PAT has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The General Partner does not have directors or executive officers.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer was formed on July 8, 2003 as a Delaware limited partnership to own and operate the refined petroleum product marine transportation, distribution and logistics business previously conducted by EW LLC and its subsidiaries.  In connection with its initial public offering in January 2004, the Issuer issued an aggregate of 665,000 Common Units and 4,165,000 subordinated units representing limited partner interests (“Subordinated Units”) to EW LLC and its subsidiaries.  The 665,000 Common Units were redeemed by the Issuer in January 2004 in connection with the Issuer’s initial public offering.  The 4,165,000 Subordinated Units have previously converted into Common Units and 375,000 of such Common Units were disposed of in March 2010, leaving 3,790,000 Common Units held by EW LLC and its subsidiaries.

As of December 15, 2010, the General Partner holds, directly or indirectly, 202,447 general partner units representing an approximate 0.54% general partner interest in the Partnership (the “General Partner Interest”) and all of the incentive distribution rights in the Partnership (the “Incentive Distribution Rights”).  KA First Reserve, LLC has a right, which expires on September 20, 2011, to acquire a 35% interest in the entity that owns our Incentive Distribution Rights. On December 15, 2010, the General Partner distributed all of its 99,683 Common Units to its investors, including certain directors and executive officers of KSP GP.  As of December 15, 2010, neither K-Sea GP nor the General Partner has any ownership interest in the Common Units of the Issuer.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Common Units reported in Item 3 above were acquired for investment purposes.

K-Sea GP is the general partner of the General Partner.  K-Sea GP manages the Issuer’s operations and activities.  The General Partner is not elected by the Issuer’s unitholders, and the Issuer’s unitholders are not entitled to elect the directors of K-Sea GP or directly or indirectly participate in the Issuer’s management or operation.

Under the First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (the “LLC Agreement”), the directors of K-Sea GP are elected by its members, which include certain members of the Issuer’s management (10%) and KSP Investors (90%). Through his ownership interest in PAT, Mr. Friedman has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Reporting Persons’ investment.

Under the Partnership Agreement, the General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the General Partner and its affiliates, and the Issuer receives an opinion of counsel regarding limited liability and tax matters.  Any removal of the General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Common Units.  The ownership of more than 33 1/3% of the outstanding units by the General Partner and its affiliates would give it and its affiliates the practical ability to prevent its removal.  Pursuant to the Director Designation Agreement dated September 20, 2010, KA First Reserve, LLC has the right to designate up to three directors depending on its ownership threshold in the Partnership.

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner or otherwise change the Issuer’s management.  If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner or to any person or group who acquires the units with the prior approval of the board of directors of K-Sea GP.

The Partnership Agreement also provides that if the General Partner is removed under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of that removal, the General Partner will have the right to convert its general partner interest and its incentive distribution rights into Common Units or to receive cash in exchange for those interests.

The Common Units held by EW LLC and its subsidiaries may be distributed to the respective members of EW LLC.  Under certain circumstances, the members of EW LLC have the right to exchange their ownership interests in EW LLC for Common Units held by EW LLC.

Under the Partnership Agreement, the General Partner and holders of Incentive Distribution Rights may elect to receive distributions with respect to a quarter determined pursuant to the Partnership Agreement, in whole or in part, in the form of Common Units instead of cash (an “In-Kind Distribution Quarter”) to the extent approved in advance by the Conflicts Committee of the board of directors of K-Sea GP.  For any In-Kind Distribution Quarter, the Partnership will distribute to the General Partner and the holders of Incentive Distribution Rights, pro rata, a number of Common Units of the Partnership equal to (i) (A) the amount that would be payable to the General Partner or the holders of Incentive Distribution Rights pursuant to the Partnership Agreement with respect to such Quarter, less (B) the amount payable to the General Partner or the holders of Incentive Distribution Rights in cash with respect to such Quarter, divided by (ii) the price per Common Unit determined by the Conflicts Committee to be used to convert cash into Common Units for this purpose.

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner as our general partner.

As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:

•              the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•              an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•              a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•              any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•              any material change in the present capitalization or dividend policy of the Issuer;

•              any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•                                          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•                                          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                                          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•                                          any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“Commission”) on September 13, 2010.  References to, and descriptions of, the LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)  EW LLC is the record and beneficial owner of 2,608,182 Common Units, which represents 13.6% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 19,160,394 Common Units outstanding as of December 15, 2010).  EW LLC also is the beneficial owner of 1,181,818 Common Units held by its wholly owned subsidiaries, which represents 6.2% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 19,160,394 Common Units outstanding as of December 15, 2010).

(2)  PAT may be deemed to beneficially own the 3,790,000 Common Units held by EW LLC and its subsidiaries which collectively represents 19.8% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 19,160,394 Common Units outstanding as of December 15, 2010).  PAT disclaims beneficial ownership of these securities.

(3)  Mr. Friedman is the record and beneficial owner of 48,958 Common Units, which represents 0.26% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 19,160,394 Common Units outstanding as of December 15, 2010).  Mr. Friedman, as the owner of 51% of the equity interests of PAT, may be deemed to beneficially own the 3,790,000 Common Units held by EW LLC and its subsidiaries, which collectively represents 19.8% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 19,160,394 Common Units outstanding as of December 15, 2010).  Mr. Friedman disclaims beneficial ownership of the securities owned by EW LLC and its subsidiaries and the General Partner.

(4) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)           Except as described in Item 3 above or elsewhere in this Amendment No. 3 or the Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)           EW LLC has the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by EW LLC on the cover page of this Amendment No. 3 and in this Item 5.  See Schedule 1 for the information applicable to the Listed Persons.  The members of EW LLC may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by EW LLC.  Except for the foregoing and the cash distribution described in Item 6 of the Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, EW LLC and its subsidiaries, as limited partners of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement of the Issuer.

Cash Distributions

Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.50 per unit per quarter, or $2.00 per unit on an annualized basis, if the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to the General Partner in reimbursement for all expenses incurred by it on the Issuer’s behalf. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:

•                  first, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each outstanding Common Unit has received the minimum quarterly distribution for that quarter plus any arrearages from prior quarters;

•                  second, 98% to the Subordinated Units, pro rata, and 2% to the General Partner, until each Subordinated Unit has received the minimum quarterly distribution for that quarter; and

•                  third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unitholder has received a distribution of $0.55 per unit for that quarter.

If cash distributions per unit exceed $0.55 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

Under the Partnership Agreement, the General Partner and holders of Incentive Distribution Rights may elect to receive distributions with respect to a quarter determined pursuant to the Partnership Agreement, in whole or in part, as an in the form of Common Units instead of cash to the extent approved in advance by the Conflicts Committee of the board of directors of K-Sea GP.  For any In-Kind Distribution Quarter, the Partnership will distribute to the General Partner and the holders of Incentive Distribution Rights, pro rata, a number of Common Units of the Partnership equal to (i) (A) the amount that would be payable to the General Partner or the holders of Incentive Distribution Rights pursuant to the Partnership Agreement with respect to such Quarter, less (B) the amount payable to the General Partner or the holders of Incentive Distribution Rights in cash with respect to such Quarter, divided by (ii) the price per Common Unit determined by the Conflicts Committee to be used to convert cash into Common Units for this purpose.

Limited Call Right

If at any time the General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the General Partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•      the highest price paid by the General Partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those partnership securities; or

•      the current market price as of the date three days before the date the notice is mailed.

As a result of the General Partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The Partnership Agreement provides that the resolution of any conflict of interest that is fair and reasonable will not be a breach of the Partnership Agreement.  The General Partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee for approval or seek a fairness opinion from an investment banker. If the General Partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. The General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the limited call right.

There is no restriction in the Partnership Agreement that prevents the General Partner from issuing additional Common Units and exercising its call right. If the General Partner exercised its limited call right, the effect would be to take the Issuer private and, if the units were subsequently deregistered, the Issuer would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Voting Rights

The Partnership Agreement of the Issuer sets forth the voting rights of the partners of the Issuer, including, among others, those for the removal of the General Partner, the transfer of the general partner interest in the Issuer and the transfer of the incentive distribution rights in the Issuer.

Registration Rights

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner as the Issuer’s general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

First Amended and Restated Limited Liability Company Agreement of K-Sea GP

Under the LLC Agreement, the members of K-Sea GP have the right to elect the members of the board of directors of K-Sea GP.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“Commission”) on September 13, 2010.  References to, and descriptions of, the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

99.1

Fourth Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2010).

99.2

First Amended and Restated Agreement of Limited Partnership of K-Sea General Partner L.P. (incorporated by reference to Exhibit 3.6 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.3

First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (incorporated by reference to Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.4	Joint Filing Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2010	EW TRANSPORTATION LLC

	By:	/s/ Terrence P. Gill
Terrence P. Gill
Chief Financial Officer

PARK AVENUE TRANSPORTATION, INC.

	By:	/s/ Brian P. Friedman
Brian P. Friedman
President

BRIAN P. FRIEDMAN

/s/ Brian P. Friedman
Brian P. Friedman

Schedule 1

Listed Persons

Executive Officers of EW Transportation LLC

Timothy J. Casey

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: President and Chief Executive Officer of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 212,483 Common Units (less than 1%)*

Terrence P. Gill

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Chief Financial Officer of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 20,459 Common Units (less than 1%)*

Thomas M. Sullivan

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Chief Operating Officer and President, Atlantic Region of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 31,746 Common Units direct and 1,285 Common Units indirect (less than 1%)*

Richard P. Falcinelli

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Executive Vice President and Secretary of K-Sea GP

Citizenship: USA
Amount Beneficially Owned: 32,546 Common Units direct and 400 Common Units indirect (less than 1%)*

Gregory J. Haslinsky

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Senior Vice President — Business Development

Citizenship: USA
Amount Beneficially Owned: 26,546 Common Units direct (less than 1%)*

Gordon L.K. Smith

One Tower Center Boulevard, 17th Floor

East Brunswick, New Jersey 08816

Principal Occupation: Senior Vice President — Business Development

Citizenship: USA
Amount Beneficially Owned: 15,000 Common Units direct (less than 1%)*

Board of Directors of Park Avenue Transportation Inc.

Brian P. Friedman

(see above)

James L. Luikart

520 Madison Avenue

New York, New York 10022
Principal Occupation: Managing Director of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 2,659

* Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units

EXHIBIT INDEX

99.1

Fourth Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2010).

99.2

First Amended and Restated Agreement of Limited Partnership of K-Sea General Partner L.P. (incorporated by reference to Exhibit 3.6 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.3

First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (incorporated by reference to Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.4	Joint Filing Statement.